PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas Orange County PHOENIX SAN DIEGO SILICON VALLEY

July 2, 2021

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, D.C. 20549-3720
Attention:	Deanna Virginio
Celeste Murphy
Franklin Wyman
Al Pavot

Re:	Tivic Health Systems, Inc.
Draft Registration Statement on Form S-1
Submitted May 14, 2021
CIK No. 0001787740

Ladies and Gentlemen:

On behalf of our client, Tivic Health Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 14, 2021, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 14, 2021 (“Draft Registration Statement”). We are concurrently filing via EDGAR this letter and the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Draft Registration Statement on Form S-1 confidentially submitted on May 14, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 1.

Securities and Exchange Commission

July 2, 2021

Draft Registration Statement on Form S-1 submitted May 14, 2021

Prospectus Summary, page 2

1.

We note your disclosure that ClearUP has received three regulatory clearances. Please revise to disclose that your product is a Class II medical device and specify the regulatory clearances that ClearUP has received.

In response to the Staff’s comment, the Company has revised its disclosures to disclose in the Prospectus Summary and elsewhere that ClearUP is a Class II medical device and to further specify the regulatory clearances that ClearUP has received.

2.

Please revise your statements that you have shown that non-invasive bioelectronic treatments can safely and comfortably deliver therapeutic benefits, with favorable safety profiles, as determinations of safety and efficacy are solely within the authority of the FDA. In this regard we note that only your ClearUP product has received FDA clearance.

In response to the Staff’s comment, the Company has revised its disclosures to clarify such statement is referring to ClearUP only.

3.

Please revise to provide the basis for your statement that your market research is "proprietary" and that the design of your product is your platform for "accelerated development" of additional product candidates.

In response to the Staff’s comment related to “proprietary” market research, the Company has revised its disclosures to provide a further basis for the proprietary nature of such market research, including, specifically, that the Company directly commissioned the relevant market research.

In response to the Staff’s comment related to “accelerated development” of additional product candidates, the Company has revised its disclosures to provide a further basis for said claim, including platform has the potential to accelerate new product development by: (i) extending the existing device platform to other clinical areas, thereby reducing research and development time, and (ii) continuing to benefit from low risk non-invasive device designations and regulatory pathways by the U.S. Food and Drug Administration (“FDA”), which typically result in shorter time to approval when compared with invasive devices or new drugs.

4.

We note your disclosure that studies demonstrated that ClearUP is highly effective at treating common symptoms with no substantive side effects. Please revise to specify the common symptoms referred to. In this regard, we note that you have received FDA clearance for the treatment of sinus pain from allergic rhinitis and moderate to severe congestion.

In response to the Staff’s comment, the Company has revised its disclosures to refer directly to treatment of sinus pain from allergic rhinitis and moderate to severe congestion only.

Securities and Exchange Commission

July 2, 2021

Market Opportunity and Regulatory Clearance, page 3

5.

We note your disclosure that with the de novo clearance, the addressable estimated market for ClearUP expands to over 200 million U.S. adults. Please balance your disclosure with a discussion of the competition you face in this market, including your overall position in the market relative to your competitors.

In response to the Staff’s comment, the Company has revised its disclosures in the Prospectus Summary and the Business sections to further balance the Company’s discussion of competition in the addressable estimated market.

Our Innovation, page 3

6.

Please revise statements that your pilot study showed that your "approach is promising as an alternative to opioids for managing pain," to eliminate conclusions or predictions that your product candidates are effective as determinations of efficacy are solely within the authority of the FDA. You may provide a summary of the data that you used to draw these conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided.

In response to the Staff’s comment, the Company has revised its disclosures in the Prospectus Summary and Business sections to eliminate conclusions or predictions related to product candidates.

Tivic Health Pipeline, page 3

7.

Please identify the product candidates for the treatment of Post-Operative Pain Relief and Migraine, TMJ. Alternatively, please explain to us why such product candidates are sufficiently material to be included in your pipeline chart.

In response to the Staff’s comment, the Company has revised its disclosures, including graphics used, in both the Prospectus Summary and the Business sections to clarify its discussion of product candidates. Specifically, the Company advises the Staff that it has differentiated between product candidates and potential use cases in its disclosures and omitted reference to TMJ from the pipeline graphic as a result of this distinction. The Company supplementally advises the Staff that it has revised its disclosures to provide further support for the inclusion of Post-Operative Pain Relief and Migraine treatments as product candidates. The post-operative pain product (npdPP) is material because the Company has carried out research and design activities and conducted clinical feasibility studies under IRB approval. The Company is currently in the process of developing a controlled clinical study with a top tier academic collaborator to advance a product candidate in this area. The migraine product (npdMI) is material because the Company has already engaged with the FDA via its pre-submission inquiry process about the candidate device and regulatory pathway. Additionally, the Company has conducted market surveillance, and identified research collaborators for the clinical testing of this product.

8.

Please revise your pipeline chart to include separate columns for Phase 1, Phase 2 and Phase 3 clinical trials or tell us why it is appropriate to include "clinical proof of concept" and "pivotal" as stages for all products.

In response to the Staff’s comment, the Company has revised the product pipeline chart to reflect the medical device product development phases. In addition, the Company respectfully advises the Staff that, unlike pharmaceutical and biologics product development, in which products undergo Phase 1, Phase 2 and Phase 3 clinical trials, medical device products undergo Feasibility clinical studies and a Pivotal clinical trial (which is intended for premarket application).

Securities and Exchange Commission

July 2, 2021

9.

We note your disclosure that on page 4 that ClearUP Gen 2 version is in development. However, the status in your pipeline chart appears to indicate that it has received regulatory clearance. Please revise or explain.

In response to the Staff’s comment, the Company advises the Staff that, for regulatory purposes, the ClearUP Gen 2 device is a line extension (i.e., design modification) of ClearUP with the same intended uses and mechanism of action.  ClearUP Gen 2 has a user-replaceable battery, whereas the original ClearUP uses a rechargeable battery.  The US FDA has published a guidance document, “Deciding When to Submit a 510(k) for a Change to an Existing Device, October 25, 2017,” to assist participants within the industry in determining when to submit new 510(k) application in an event a device previously cleared is being changed.  The Company answered each question provided in the respective flowcharts (i.e., Main Flowchart, Flowchart A, Flowchart B, and Flowchart C) in the guidance document to determine whether it should submit a new 510(k) or internal document the change for the ClearUP Gen 2.  The conclusion from the answers the Company documented for the questions in the aforementioned flowcharts indicated that no new 510(k) is required for the ClearUP Gen 2 device (i.e. it has been cleared by virtue of the original ClearUP clearances). The Company further advises the Staff that the hardware to be manufactured and sold as ClearUP Gen 2 remains in development. Designs have not been transferred to manufacturing and the product is not commercially available for purchase

Growth Strategy, page 4

10.

We note your disclosure on pages 2 and 4 that your ClearUp Gen 2 is covered under the same regulatory clearances as ClearUP. However we note on page 16 you disclose that it is your belief that ClearUP Gen 2 devices will be covered by the same clearance as your existing ClearUP device. Please revise to clarify whether you have received regulatory clearance for your ClearUp Gen 2 device. To the extent you have not yet received clearance, please revise the summary to clarify that these statements are management's belief and revise to provide the basis for your belief that ClearUp Gen 2 will be covered by the same regulatory clearance for ClearUP.

In response to the Staff’s comment, the Company supplementally advises the Staff that as provided in its response to comment 9, the Company has determined that its ClearUP Gen 2 device fits within the regulatory clearance of ClearUP Gen 1, and has revised the relevant disclosures to provide an explanation of how the Company came to this determination. The Company further advises the Staff that it has revised its risk factors disclosures to further clarify the risks associated with such determination, including the note that all existing FDA clearances, including Clear UP Gen 1, could be subject to change based on subsequent FDA review or changes in FDA regulations.

Securities and Exchange Commission

July 2, 2021

Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic, page 17

11.

We note your disclosure that although you have experienced growth in your sales volume during the COVID-19 pandemic, this and any other favorable impacts you have experienced in connection with the pandemic may subside, and the ultimate effect of COVID-19 on your sales volume and other results of operations could differ substantially from your expectations and your experience to date. Please revise to quantify the effect of the COVID-19 pandemic on your sales volume. Additionally, please specify the "other favorable impacts" you have experienced in connection with the pandemic as well as the "other results of operations" that have been impacted by the COVID-19 pandemic.

In response to the Staff’s comment, the Company has removed the statement referenced by the Staff. The Company supplementally advises the Staff that, as further disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) Section, although the Company’s revenues did indeed increase during the COVID-19 pandemic, the Company does not believe that such increase is correlated or caused by such event.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery, page 24

12.	Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

In response to the Staff’s comment, the Company has revised its disclosures to disclose that there is also a risk that the exclusive forum provision may result in increased costs for investors to bring a claim.

Use of Proceeds, page 28

13.

We note your disclosure that you intend to use the net proceeds from the offering to support your organic growth, to expand your products in the bioelectronic markets, and for other general corporate purposes. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose. Refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosures to provide more specific disclosures related to the intended use of proceeds from this offering and to discuss the principal reasons for the offering, in accordance with Item 504 of Regulation S-K.

Market Opportunity, page 45

14.

We note your disclosure that according to your research, among recurring sufferers, 90% are interested in treatments that reduce use of medications, 66% are concerned about the side effects of pharmaceutical choices, and over 40% are concerned about addiction. Please expand your disclosure to explain how you conducted your research, including the total number of recurring suffers.

In response to the Staff’s comment, the Company has revised its disclosures to further explain how the research was conducted, including the number of recurring sufferers.

15.

Please expand your disclosure to provide additional context regarding how the market and clinical research studies were conducted, including but not limited to, whether the studies were conducted by you or a third party and the number of subjects surveyed or observed.

In response to the Staff’s comment, the Company has revised its disclosures to provide additional information regarding said market and clinical research studies.

Securities and Exchange Commission

July 2, 2021

Competitive Landscape, page 46

16.

We note your disclosure regarding the types of pharmaceutical treatments that compete with ClearUp. Please expand your disclosure to identify your likely principal competitors and their products and/or product candidates that you believe may compete with your own products or product candidates.

In response to the Staff’s comment, the Company has revised its disclosures to expand its disclosures related to the Company’s principal competitors and their products and/or product candidates that it believes may compete with the Company’s products or product candidates.

Key Technical Features, page 47

17.

We note your disclosure that studies showed an efficacy level for ClearUP comparable to that of intranasal glucocorticoids, without any significant side effects and that results observed in your pivotal study and open-label prospective trial were equivalent to efficacy seen in studies of fluticasone propionate after one-week of use. Please refrain from making such comparisons unless you have conducted head-to-head trials.

In response to the Staff’s comment, the Company has revised its disclosures to remove such comparisons.

Research Initiatives: New Product Candidates, page 48

18.

Please revise statements that data from your pilot study "has been promising for reduction of pain following functional endoscopic sinus surgeries (“FESS”)," to eliminate conclusions or predictions that your product candidates are effective as determinations of efficacy are solely within the authority of the FDA. You may provide a summary of the data that you used to draw these conclusions.

In response to the Staff’s comment, the Company has revised its disclosures related to the pilot study for reduction of pain following FESS to eliminate conclusions or predictions related to product candidates.

19.

Please revise to discuss the status of development of each of the research initiatives/new product candidates identified, including a discussion of your product candidates for postoperative pain relief and migraines.

In response to the Staff’s comment, the Company has revised its disclosures to further discuss the status of development of each of its new product candidates, including those related to postoperative pain relief and migraines, and to remove references to TMJ.

Future Product Candidates/Pipeline, page 49

20.

We note that the list of future product candidates include certain indications that appear to be repetitive of those associated with your ClearUP product as well as those listed in your current research initiatives. Please revise or advise.

In response to the Staff’s comment, the Company has revised its disclosures, including the relevant subheading, and removing reference to existing products and product candidates all to distinguish that this section refers to potential use cases rather than more advanced future product candidates in the Company’s pipeline.

Securities and Exchange Commission

July 2, 2021

Intellectual Property / Barriers to Entry, page 51

21.

We note your chart of issued patents on page 51. Please revise your intellectual property disclosure to clearly identify each material patent or group of related patents, the type of patent protection granted for each technology, the product or product candidate(s) dependent on each patent, related expiration and jurisdiction, including any foreign jurisdiction, of each pending or issued patent.

In response to the Staff’s comment, the Company has revised its disclosures to clearly identify its patents as requested.

General

22.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company advises the Staff that no such written communications exist at this time. The Company does note its obligation to provide the Staff with copies of all such written communications and will do so when and if such written communications do exist.

***

Please direct any questions regarding the Company’s responses or Amendment No. 1 to the Registration Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

Securities and Exchange Commission

July 2, 2021

cc:   Jennifer Ernst, Tivic Health Systems, Inc.